Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: Vision-Sciences, Inc.

Subject Company: Uroplasty, Inc.

SEC File No. of Vision-Sciences, Inc.: 000-20970

December 22, 2014

Good Morning!

We are pleased to share the news of Vision-Sciences signing a merger agreement with Uroplasty to create a new medical device company offering innovative technologies for urology, otolaryngology, and other medical specialties.  The combined organization will be called Cogentix Medical and is expected to generate revenue of approximately $50 million for the fiscal year beginning April 1, 2015. The joint news release we issued this morning describes the transaction in detail and is attached.

We are very excited about the potential for our new company! Upon closing of the merger, our combined sales team will be able to offer our customers Urgent PC and Macroplastique in addition to our proprietary EndoSheath® endoscopy platforms. Urgent PC is the only commercially available non-drug, non-surgical treatment option for Overactive Bladder (OAB) and associated symptoms of urinary urgency, urinary frequency and urge incontinence. Macroplastique is an injectable soft-tissue bulking agent used to treat stress urinary incontinence (SUI) primarily due to intrinsic sphincter deficiency (ISD) and has proven to be an effective and safe treatment for those suffering from SUI. Both of these products will significantly increase our presence and strength in the Urology market.

While we announced the merger today, it is not expected to close until the first half of calendar year 2015. It is important that you understand that we will operate as independent companies until the transaction closes. In the coming weeks, we will form teams to plan our integration. The integration process will prepare us for a successful “Day One” following the close of the transaction, when both businesses begin operating as one company. We will regularly communicate the integration plans as we move through the process.

In the meantime, it is vitally important that our entire organization continues to focus on achieving our sales objectives and continue to deliver outstanding service to all of our customers. For the sales team, this means that you will continue to work with your existing accounts and manage your current Vision-Sciences product portfolio as you do today. In the meantime, please feel free to contact your manager or myself if you have any questions.

I am really excited about the opportunity that we all share in creating a new medical device company better positioned to serve the needs of our customers and to create career growth opportunities for you. Thank you for your outstanding efforts, and I look forward to working together with all of you to make this combination a great success for our clients and for you.

Thank you for all your efforts,

Howard

00125223.v1
Vision Sciences®		EndoSheath® Endoscopy
Redefining Endoscopy	Page 2 of 4	Always Ready. Always Sterile.

Vision-Sciences, Inc. | 40 Ramland Road | Orangeburg, NY 10962 USA
Tel: 800-874-9975 | Tel: (+) 845-365-0600 | Fax: 845-365-0620 | www.visionsciences.com

Cautionary Statements Related to Forward-Looking Statements

This document includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this document include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.  Each forward-looking statement contained in this document is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this document.  You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this document speak only as of the date of this document, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements.  Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

00125223.v1
Vision Sciences®		EndoSheath® Endoscopy
Redefining Endoscopy	Page 3 of 4	Always Ready. Always Sterile.

Vision-Sciences, Inc. | 40 Ramland Road | Orangeburg, NY 10962 USA
Tel: 800-874-9975 | Tel: (+) 845-365-0600 | Fax: 845-365-0620 | www.visionsciences.com

Important Additional Information About This Transaction and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.

Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.

00125223.v1
Vision Sciences®		EndoSheath® Endoscopy
Redefining Endoscopy	Page 4 of 4	Always Ready. Always Sterile.

Vision-Sciences, Inc. | 40 Ramland Road | Orangeburg, NY 10962 USA
Tel: 800-874-9975 | Tel: (+) 845-365-0600 | Fax: 845-365-0620 | www.visionsciences.com